UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

MaxLinear, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value per share

(Title of Class of Securities)

57776J100

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57776J100	Page 2 of 13

1	NAMES OF REPORTING PERSONS Mission Ventures III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,809,486
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,809,486
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,809,486
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 57776J100	Page 3 of 13

1	NAMES OF REPORTING PERSONS Mission Ventures Management III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,932,656
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,932,656
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,932,656
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 57776J100	Page 4 of 13

1	NAMES OF REPORTING PERSONS Mission Ventures Affiliates III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 123,170
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 123,170
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,170
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 57776J100	Page 5 of 13

1	NAMES OF REPORTING PERSONS Edward E. Alexander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,538
	6	SHARED VOTING POWER 2,932,656
	7	SOLE DISPOSITIVE POWER 10,538
	8	SHARED DISPOSITIVE POWER 2,932,656
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,943,194
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 57776J100	Page 6 of 13

1	NAMES OF REPORTING PERSONS David J. Ryan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,932,656
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,932,656
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,932,656
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 57776J100	Page 7 of 13

1	NAMES OF REPORTING PERSONS Robert F. Kibble
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 53,570
	6	SHARED VOTING POWER 2,932,656
	7	SOLE DISPOSITIVE POWER 53,570
	8	SHARED DISPOSITIVE POWER 2,932,656
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,986,226
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 57776J100	Page 8 of 13

1	NAMES OF REPORTING PERSONS Leo Spiegel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,932,656
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,932,656
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,932,656
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 57776J100	Page 9 of 13

Schedule 13G

Item 1(a).	Name of Issuer:

MaxLinear, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2051 Palomar Airport Road, Suite 100

Carlsbad, CA 92011

Item 2(a).	Names of Persons Filing:

Mission Ventures III LP (“MV III”), Mission Ventures Affiliates III LP (“MV Affiliates III”), Mission Ventures Management III LLC (“MVM III”), which is the general partner of MV III and MV Affiliates III; and Edward E. Alexander (“Alexander”), David J. Ryan, Robert F. Kibble (“Kibble”), and Leo Spiegel (“Spiegel”), each a managing member (“Managing Member”) of MVM III. The persons and entities named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

11455 El Camino Real, Suite 450, San Diego, CA 92130.

Item 2(c).	Citizenship:

Each of MV III and MV Affiliates III is a limited partnership organized under the laws of the State of Delaware. MVM III is a limited liability company organized under the laws of the State of Delaware. Each Managing Member is a US citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.001 par value per share.

Item 2(e).	CUSIP Number:

57776J100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)

MV III is the record owner of 2,809,486 shares of Class B Common Stock, with each such share convertible at MV III’s option into one share of Class A Common Stock. MV Affiliates III is the record owner of 123,170 shares of Class B Common Stock, with each such share convertible at MV Affiliate III’s option into one share of Class A Common Stock (the MV III shares and MV Affiliates III shares, collectively the “Mission Shares”). As the sole general partner of MV III and MV Affiliates III, MVM III may be deemed to own beneficially all of the Mission Shares. As managing members of MVM III, each

CUSIP No. 57776J100	Page 10 of 13

Managing Member may be deemed to own beneficially all of the Mission Shares. In addition, Alexander is the record owner of 10,538 shares of Class A Common Stock and Kibble is the record owner of 53,570 shares of Class A Common Stock.

(b)	Percent of Class: See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on aggregating (i) the 13,316,099 shares of the Class A Common Stock reported to be outstanding by the Issuer as of February 2, 2011 on Form 10-K filed with the Securities and Exchange Commission on February 8, 2011 and (ii) such Reporting Person’s record and/or beneficial ownership of Class B Common Stock.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) nor Rule 13d-1(c).

CUSIP No. 57776J100	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

MISSION VENTURES III LP

By:	Mission Ventures Management III LLC.
its General Partner

	By:	/s/ Caroline Barberio
Caroline Barberio, Chief Financial Officer

MISSION VENTURES III LP

By:	Mission Ventures Management III LLC.
its General Partner

	By:	/s/ Caroline Barberio
Caroline Barberio, Chief Financial Officer

MISSION VENTURES MANAGEMENT III LLC

By:	/s/ Caroline Barberio
Caroline Barberio, Chief Financial Officer

*
Edward E. Alexander

*
David J. Ryan

*
Robert F. Kibble

*
Leo Spiegel

*/s/ Caroline Barberio
Caroline Barberio, As attorney-in-fact

This Schedule 13G was executed by Caroline Barberio on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 57776J100	Page 12 of 13

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of MaxLinear, Inc.

EXECUTED this 14th day of February, 2011

MISSION VENTURES III LP

By:	Mission Ventures Management III LLC.
its General Partner

	By:	/s/ Caroline Barberio
Caroline Barberio, Chief Financial Officer

MISSION VENTURES III LP

By:	Mission Ventures Management III LLC.
its General Partner

	By:	/s/ Caroline Barberio
Caroline Barberio, Chief Financial Officer

MISSION VENTURES MANAGEMENT III LLC

By:	/s/ Caroline Barberio
Caroline Barberio, Chief Financial Officer

*
Edward E. Alexander

*
David J. Ryan

*
Robert F. Kibble

*
Leo Spiegel

*/s/ Caroline Barberio
Caroline Barberio, As attorney-in-fact

This Schedule 13G was executed by Caroline Barberio on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 57776J100	Page 13 of 13

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Caroline Barberio his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company pursuant to Sections 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 11th day of February, 2011.

MISSION VENTURES III LP

By:	Mission Ventures Management III LLC.
its General Partner

	By:	/s/ Caroline Barberio
Caroline Barberio, Chief Financial Officer

MISSION VENTURES III LP

By:	Mission Ventures Management III LLC.
its General Partner

	By:	/s/ Caroline Barberio
Caroline Barberio, Chief Financial Officer

MISSION VENTURES MANAGEMENT III LLC

By:	/s/ Caroline Barberio
Caroline Barberio, Chief Financial Officer

/s/ Edward E. Alexander
Edward E. Alexander

/s/ David J. Ryan
David J. Ryan

/s/ Robert F. Kibble
Robert F. Kibble

/s/ Leo Spiegel
Leo Spiegel